Exhibit 99.1

FOR IMMEDIATE RELEASE

ADECOAGRO PRICES INTERNATIONAL 144A/REG S OFFERING

OF ITS 6.000% SENIOR NOTES DUE 2027

Luxembourg, September 15, 2017 – Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”) today announced the pricing of U.S.$500,000,000 aggregate principal amount of 6.000% Senior Notes due 2027 to be issued by the Company (the “Notes”). The Notes will be issued at a price of 100.000%. The Notes mature on September 21, 2027 and will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The settlement of the Notes offering is expected to take place on September 21, 2017, subject to customary closing conditions.

The net proceeds from the Notes offering will be used by the Company to repay existing debt and for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor will there be any sale of the Notes, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Any offer or sale of Notes in any Member State of the European Economic Area which has implemented Directive 2003/71/EC (as amended, the “Prospectus Directive”) must be addressed to “Qualified Investors” (as defined in the Prospectus Directive) only.

About Adecoagro

Adecoagro is a leading agricultural company in South America. As of June 30, 2017, Adecoagro owned over 246 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.9 million tons of agricultural products including corn, wheat, soybeans, rice, dairy products, sugar, ethanol and electricity, among others.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in our filings with the SEC and the following:(i) the company’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the company’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the company operates, environmental laws and regulations; (iv) the implementation of the company’s business strategy; (v) the company’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the company’s financing strategy and capital expenditure plan; (vii) the maintenance of the company’s relationships with customers; (viii) the competitive nature of the industries in which the company operates; (ix) the cost and availability of financing; (x) future demand for the commodities the company produces; (xi) international prices for commodities; (xii) the condition of the company’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the company’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the company’s filings and submissions with the SEC.

All forward-looking statements set forth in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this press release speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

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Investor Relations Contact

Hernan Walker

ir@adecoagro.com

T: +5411 4836 8651